U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Commission File Number: 0-50488

WESTERN WIND ENERGY CORP.

(Exact name of registrant as specified in its charter)

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7

(604) 781-4192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___          No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

N E W S R E L E A S E

July 8, 2004

Toronto Stock Exchange (Venture) Symbol: "WND"
Berlin Stock Exchange Symbol: "WWE"
Issued and Outstanding: 13,818,024
Including 1,150,000 escrow shares

Convertible Bridge Loan Negotiated

The Company is pleased to announce that it has negotiated a loan of $135,000 from Pacific International Securities Inc. ("PI"). The Loan bears interest at a rate of 10% per annum and is repayable on or before October 28, 2004. Any unpaid principal and interest outstanding may be converted, at the election of PI, into units of the Company at a price of $1.50 per unit. Each unit will be comprised of one (1) common share and one (1) share purchase warrant entitling the holder to purchase for a period of two years one (1) additional common share at a price of $1.80 per share if exercised during the first year and at a price of $2.10 per share is exercised thereafter.

A Bonus Fee, comprising an additional 15,000 units, and an administration fee of $10,000 is payable to PI in connection with the loan. The transaction is subject to regulatory approval.

Western Wind Energy Corporation is a vertical developer of wind energy electrical generation projects. Currently the Company has 535 megawatts of advanced stage wind projects in development including the first ever wind energy power purchase agreement executed in the State of Arizona.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeffrey J. Ciachurski"

Jeffrey J. Ciachurski

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTERN WIND ENERGY CORP.
(Registrant)

Date: July 30, 2004	By:
Jeffrey J. Ciachurski, President, CEO and Director